Q77(h) (Change in Control)

Virtus Alternatives Diversifier Fund (Series 9):

Maril & Co. ("Maril"), on behalf of its customers, acquired control on or about May 31, 2013, due to a series of large purchases. As of the end of the period, Maril owned 26.13% of the shares (as measured in assets).

Virtus Emerging Markets Equity Income Fund (Series 34):
Central Trust & Investment Company ("Central Trust"), acquired control on or about August 1, 2013, due to a series of purchases. As of the end of the period, Central Trust owned 30.55% of the shares (as measured in assets).

Virtus Low Volatility Equity Fund (Series 41):
Virtus Partners, Inc. ("Virtus") acquired control at inception on June 11, 2013. As of the end of the period, Virtus owned 96.13% of the shares (as measured in assets).